SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Pearce, Harry J. (Last) (First) (Middle) 300 Renaissance Center, P.O. Box 300 Mail Code: 482-C38-B71 (Street) Detroit, MI 48265-3000 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol General Motors Corporation GM & GMH 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) February 3, 2003 5. If Amendment, Date of Original (Month/Year)	6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
                        Officer                X          Other

Officer/Other
Description           Chairman, Hughes Electronics Corporation*
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
Joint/Group Filing
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
General Motors Common Stock, $1-2/3 Par Value				85,773	D
General Motors Common Stock, $1-2/3 Par Value				3,597	I	Trust (1)
GM Class H Common Stock, $.10 Par Value				129,287	D
GM Class H Common Stock, $.10 Par Value				40,301	I	Trust (1)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Pearce, Harry J. - February 2003
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
GM Class H $0.10 Par Value Option (Right to Buy) (2)	$7.61				Current | 01/11/2004	GM Class H Common Stock, $.10 Par Value - 48,564		48,564	D
GM Class H $0.10 Par Value Option (Right to Buy) (2)	$6.67				Current | 01/10/2005	GM Class H Common Stock, $.10 Par Value - 64,923		64,923	D
GM Class H $0.10 Par Value Option (Right to Buy) (2)	$10.85				Current | 02/06/2006	GM Class H Common Stock, $.10 Par Value - 81,543		81,543	D
GM Class H $0.10 Par Value Option (Right to Buy) (2)	$10.79				Current | 06/01/2006	GM Class H Common Stock, $.10 Par Value - 162,285		162,285	D
GM Class H $0.10 Par Value Option (Right to Buy) (2)	$11.73				Current | 06/01/2006	GM Class H Common Stock, $.10 Par Value - 68,304		68,304	D
GM Class H $0.10 Par Value Option (Right to Buy) (2)	$14.41				Current | 01/12/2009	GM Class H Common Stock, $.10 Par Value - 261,075		261,075	D
GM Class H $0.10 Par Value Option (Right to Buy) (2)	$34.44				Current | 01/11/2010	GM Class H Common Stock, $.10 Par Value - 100,227		100,227	D
GM Class H $0.10 Par Value Option (Right to Buy) (2)	$23.14				Current | 01/09/2011	GM Class H Common Stock, $.10 Par Value - 37,427		37,427	D
GM Class H $0.10 Par Value Option (Right to Buy) (2)	$23.14				01/08/2004 | 01/09/2011	GM Class H Common Stock, $.10 Par Value - 18,713		18,713	D
GM Stock $1-2/3 Par Value Option (Right to Buy) (2)	$71.53				Current | 01/12/2009	General Motors Common Stock, $1-2/3 Par Value - 157,762		157,762	D
GM Stock $1-2/3 Par Value Option (Right to Buy) (2)	$75.50				Current | 01/11/2010	General Motors Common Stock, $1-2/3 Par Value - 150,000		150,000	D
GM Stock $1-2/3 Par Value Option (Right to Buy) (2)	$52.35				Current | 01/09/2011	General Motors Common Stock, $1-2/3 Par Value - 100,001		100,001	D
GM Stock $1-2/3 Par Value Option (Right to Buy) (2)	$52.35				01/08/2004 | 01/09/2011	General Motors Common Stock, $1-2/3 Par Value - 49,999		49,999	D

Explanation of Responses : * Mr. Pearce is Chairman of Hughes Electronics Corporation, a wholly-owned subsidiary of General Motors Corporation.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	________________________________ __________________ ** Signature of Reporting Person Date Martin I. Darvick - POA for Harry J. Pearce Page 2 SEC 1474 (3-99)

Pearce, Harry J. - February 2003
Form 4 (continued)
FOOTNOTE Descriptions for General Motors Corporation GM & GMH

Form 4 - February 2003

Harry J. Pearce
300 Renaissance Center, P.O. Box 300
Mail Code: 482-C38-B71
Detroit, MI 48265-3000
Explanation of responses:

 (1)   Shares held in trust under General Motors Stock Purchase Program as of 12/31/02. State Street Bank & Trust Co., Trustee. Shares owned pursuant to Rule 16b-3 exempt employee savings plan.
(2)   Employee stock options granted pursuant to Rule 16b-3 qualified General Motors Stock Incentive Plan.

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